Exhibit 99.1

Press Release

011/14-15

14 July 2014

Enquiries:

Press Enquiries

Philip Townsend	+44 (0) 161 868 8148
Manchester United Ltd

Investor Relations
Samanta Stewart	+44 (0) 20 7054 5928
Manchester United Ltd
Manchester United plc reaches agreement with adidas

Manchester United plc (NYSE:MANU) has reached a ten year agreement with adidas for a global technical sponsorship and dual branded licensing deal for a minimum guarantee of GBP 750 million, subject to certain adjustments, beginning with the 2015/2016 campaign.

For the 2014/2015 season, Nike will continue in its role of technical sponsor and trademark licensee.

Ends

About Manchester United

Manchester United is one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 137-year heritage we have won 62 trophies, enabling us to develop the world’s leading sports brand and a global community of 659 million followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, new media & mobile, broadcasting and match day.

About adidas

The adidas Group is a global leader in the sporting goods industry, offering a broad portfolio of footwear, apparel and hardware for sport and lifestyle around the core brands adidas, Reebok, TaylorMade, Rockport and Reebok-CCM Hockey. Headquartered in

Herzogenaurach/Germany, the Group employs more than 50,000 people across the globe and generated sales of € 14.5 billion in 2013.